DEUTSCHE BANK AKTIENGESELLSCHAFT
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-5546

Attention:	Cecilia D. Blye, Chief Office of Global Security Risk
     March 20, 2006

Re:	Deutsche Bank Aktiengesellschaft Form 20-F for the Fiscal Year Ended December 31, 2004 Filed March 24, 2005 File No. 001-15242
Ladies and Gentlemen:
     In your letter, dated September 29, 2005, you requested supplemental information with respect to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004 (our “2004 Annual Report”). Your letter requested a description of our operations in and contacts with Iran, Libya and Sudan, as well as an assessment of the materiality of any operations described and our view as to whether they constitute a material investment risk for our security holders. In response thereto, we submitted a letter, dated October 31, 2005.
     We have received your letter, dated January 6, 2006, requesting additional information on this subject. In response thereto, please note the following.
Deutsche Bank Aktiengesellschaft
     Deutsche Bank Aktiengesellschaft is organized under the laws of the Federal Republic of Germany. It operates in the United States through its New York branch and its U.S. subsidiaries, including Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc. It operates outside the United States through its head office, its non-U.S. branches and non-U.S. subsidiaries. Deutsche Bank has implemented policies and procedures designed to ensure that group members comply with applicable U.S. law to the extent they are subject to such law, including that no U.S.-person group member, including the New York branch, any U.S. subsidiary and any U.S. employee, has any role, managerial or operational, in any transaction involving a government (e.g., Iran or Sudan), entity or person subject to U.S. economic sanctions. Additionally, Deutsche

Bank has policies and procedures in place designed to ensure compliance by its worldwide operations with United Nations, European Union and German embargoes.
     While individuals who are U.S. persons have participated in gathering the information for and drafting of this response, none of these U.S. persons and no other U.S. person has played any role, managerial or operational, in any of the matters that are summarized in the following response.
     In your letter, you requested additional information regarding transactions with and financial services provided to entities owned or controlled by the governments of Iran, Libya or Sudan. In our prior letter, we stated that our involvement with counterparties in Iran, Libya and Sudan primarily involved counterparties in the petroleum and banking sectors.
State Owned or Controlled Counterparties in Iran
     With respect to the two transactions for the National Iranian Oil Company (NIOC) and its subsidiary National Petrochemical Company (NPC) mentioned in your letter, press statements were made in cooperation with the respective obligor by us on November 28, 2003, and by Japan Bank for International Cooperation, dated August 15, 2005, respectively. These press statements give further details of these transactions and are attached as Annexes A and B.
     In addition to these transactions, we have arranged a number of syndicated export finance facilities for Iranian counterparties including NIOC and its subsidiaries. NIOC is state owned and thus controlled by the Iranian government. The purpose of these facilities is the financing of supplies from German, Italian, UK, Dutch, French, Korean and Japanese exporters for the modernization of the Iranian petrochemical industry and the development of the South Pars gas field in Iran. The financing facilities include the granting of loans and the confirmation of letters of credit for the relevant Iranian importer.
     Most of the transactions are syndicated among banks from Europe, Asia and the Middle East. In some cases, we also act as facility agent for the consortium of banks, managing payments to and from the obligor on behalf of the consortium banks, and as security agent, holding and administering collateral provided by the obligor for the consortium banks. Most financing packages are covered in part by the official export credit agencies (ECAs) of the respective exporting countries acting on behalf their governments (i.e., Euler Hermes (Germany), SACE (Italy), ECGD (UK), Atradius (Netherlands), COFACE (France), Korean Eximbank (South Korea) and JBIC/NEXI (Japan)). We view such ECA insurance cover as an important element to secure compliance with the embargo legislation of the exporting countries. To further mitigate credit risk and country risk, most of the facilities also provide for collateral in the form of offshore escrow accounts for receivables.
     As set out in our letter of October 31, 2005, we also provide correspondent banking services to Iranian banks. In 2005 we served 14 banks in Iran. In Iran, not only the Central Bank but most of the entire banking sector is generally state owned or controlled, notwithstanding privatizations in the past. Our counterparties are major Iranian banks which have not been privatized and are directly or indirectly controlled by the Iranian government. We also provide payment services to three private commercial companies which we consider directly or indirectly controlled by the Iranian government and to one government office outside Iran.
State Owned or Controlled Counterparties in Libya
     The export finance with respect to Libya mentioned in our letter of October 31, 2005 consists of letters of credit we confirmed for eight major banks in Libya in favor of exporters in Germany and other countries. In Libya, not only the Central Bank but the entire banking sector is generally state owned or controlled. Therefore, these confirmations of letters of credit were for entities that are directly or indirectly controlled by the Libyan government.
State Owned or Controlled Counterparties in Sudan
     The export finance with respect to Sudan mentioned in our letter of October 31, 2005 consists of letters of credit we confirmed for five major banks in Sudan in favor of exporters in Germany and other countries. In Sudan, not only the Central Bank but the entire banking sector is generally state owned or controlled. Therefore, these confirmations were for entities that are directly or indirectly controlled by the Sudanese government.
     As part of its regular review of country risk in 2005, Deutsche Bank decided to discontinue confirmation of letters of credit for banks in Sudan.
Exposures
     Our exposures as of December 31, 2005 to counterparties in Iran, Libya and Sudan were similar to the figures for September 30, 2005 mentioned in our prior letter. For Iran, total outstandings were approximately EUR 350 million (approximately 0.04% of our total assets) and net exposure after considering collateral and guarantees was less than EUR 100 million. For Libya, total outstandings were less than EUR 20 million (approximately 0.002% of our total assets). For Sudan, total outstanding loans were less than EUR 3 million and other extensions of credit were less than EUR 11 million (together approximately 0.002% of our total assets). Our total revenues from transactions with counterparties of all three countries considered together for 2005 were less than EUR 10 million (about 0.04% of our global 2005 revenues) Thus, as stated in our previous letter, the scope of our activities in such countries does not represent a material portion of our global activities.
Proposed Disclosure
     Your letter also requested us to expand our discussion of the materiality of our activities with such countries to address the possibility that they may have significant adverse effects on our reputation and share value, for example, in light of initiatives by U.S. governmental and institutional entities to restrict their relations with companies doing business with such countries, and to consider disclosure relating thereto in our 2005 Annual Report on Form 20-F. We are aware that most of the activities for the customers as described above could not be provided by involving Deutsche Bank’s New York branch, any U.S. subsidiary and any U.S. employee in any role, managerial or operational. We also understand that for some U.S. investors and counterparties this fact in itself is a consideration for their investment in Deutsche Bank stock or doing business with us, notwithstanding that these transactions do not violate U.S. economic sanctions administered by the Office of Foreign Assets Control and are in compliance with United Nations, European Union and German embargoes. We therefore propose to address these issues by adding the text set forth on Annex C hereto to the “Risk Factors” portion of our 2005 Annual Report on Form 20-F, which we plan to file with the Commission on March 23, 2006.
Conclusion
     Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments, please feel free to contact the undersigned, Hans-Dirk Krekeler (ph: +49-69-910-33903; fax: +49-69-910-39129; e-mail: hans-dirk.krekeler@db.com) or Anthony DiIorio (ph: +49-69-910-46565; fax: +49-69-910-38075; e-mail: anthony.diiorio@db.com).
Deutsche Bank Aktiengesellschaft

/s/ Krekeler	/s/ Anthony DiIorio

Hans-Dirk Krekeler	Anthony DiIorio
General Counsel to the Management Board	Group Controller

ANNEX A
Press Release of Deutsche Bank AG, dated November 11, 2003
USD 1.75 billion finance package signed for NIOC’s Phases 9 and 10 of the South Pars Gas Field Development Project with consortium of banks led by Deutsche Bank
A consortium of international banks led by Deutsche Bank has signed a USD 1.75 billion financing package for National Iranian Oil Company (NIOC). The package will be used to finance supplies and services from several European and Asian countries for the development of phases 9 and 10 of the South Pars Gas Field in Iran.
     The package consists of two framework facilities:
     • a framework facility of USD 1.22 billion which is to be supported by official export credit agencies from Europe as well as the Export-Import Bank of Korea who have already indicated their readiness to support this structure, and
     • a complementary framework facility of USD 525 million providing for commercial credits to NIOC.
     The following banks have so far joined the consortium: Deutsche Bank, the Export-Import Bank of Korea (acting also as direct lender), KfW, Natexis Banques Populaires, BNP Paribas, Commerzbank, ING and SG Corporate & Investment Banking.
     The financing is backed by an off-shore collateral structure based on oil and gas product receivables under off-take contracts of NIOC with reputable export trading companies. The package will meet more than 85% of the financing requirements of the proposed investments for phases 9 and 10 of the South Pars Gas Field Development. NIOC intends to use the financing structure developed therefore also for its other major investment projects.

ANNEX B
Press Release of the Japan Bank for International Cooperation,
dated August 15, 2005:
     1. Japan Bank for International Cooperation (JBIC; Governor: Kyosuke Shinozawa) signed today a facility agreement for buyer’s credit totaling up to approximately US$59 million with National Petrochemical Company (NPC) of the Islamic Republic of Iran. The credit facility is co-financed with Deutsche Bank AG, Tokyo Branch (the agent bank) and Standard Chartered Bank, Tokyo Branch.
     2. This facility supports the project for the construction of a high density polyethylene production plant (annual capacity: 300,000 tons) in Bandar-Assaluyeh in the Pars Special Economic/Energy Zone on the Persian coast. The project is undertaken by MEHR Petrochemical Company (MHPC) in which ITOCHU Corporation, NPC, Cementhai Chemicals Co., Ltd. (Kingdom of Thailand), and National Petrochemical Public Co., Ltd. (Kingdom of Thailand) have equity stakes. This facility will finance the export of equipment and services necessary for the construction of the plant to MHPC by a consortium between Mitsui Engineering and Shipbuilding Co., Ltd. and ITOCHU Corporation. In addition to this buyer’s credit, JBIC will provide supplier’s credit totaling up to approximately US$89 million for ITOCHU Corporation, thereby comprehensively supporting the plant export by the Japanese consortium.

ANNEX C
Proposed Deutsche Bank AG Risk Factor for 2005 Annual Report on Form 20-F
Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism may lead some potential customers and investors in the U.S. and other countries to avoid doing business with us or investing in our shares.
We engage in a limited amount of business with counterparties in Iran, Libya and Sudan, including counterparties owned or controlled by the governments of such countries, and have a representative office in Tehran, Iran. The U.S. State Department has designated such countries as state sponsors of terrorism, and U.S. law generally prohibits U.S. persons from doing business with such countries. We are a German bank and our activities with respect to such countries have not involved any U.S. person in either a managerial or operational role and have been subject to policies and procedures designed to ensure compliance with United Nations, European Union and German embargoes.
     Our business with counterparties of such countries consists mostly of arranging large trade finance facilities to finance the export contracts of exporters in Europe and Asia, which exporters are primarily multinational corporations supplying goods, equipment and related services in the petrochemical and hydrocarbon processing industries. Other business activities include correspondent banking services to banks located in such countries and private banking loans to nationals of such countries. Our business activities with counterparties of such countries are not material to our overall business, with our outstandings to borrowers of such countries representing less than 0.1% of our total assets as of December 31, 2005 and our revenues from all such activities representing less than 0.1% of our total revenues for the year ended December 31, 2005.
     We are aware, through press reports and other means, of initiatives by governmental entities in the U.S. and by U.S. institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with such countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result could have significant adverse effects on our business or the price of our shares.